Exhibit 99.17

                              musicmaker.com, Inc.
                        c/o Barington Capital Group, L.P.
                               888 Seventh Avenue
                                   17th Floor
                            New York, New York 10019


                                                 June 14, 2002


Alliance Entertainment Corp.
4250 Coral Ridge Drive
Coral Springs, Florida 33065
Attention:  Eric Weisman
         President and CEO

                           Re:  Liquid Audio, Inc.

Dear Mr. Weisman:

         Your company, Alliance Entertainment, has purported to enter into an agreement for the acquisition of a majority interest in Liquid Audio, Inc. through a merger transaction. Well before you and Liquid Audio announced the agreement yesterday, musicmaker.com, Inc. and other members of its group announced and then commenced a proxy solicitation for election of directors of Liquid Audio and control of its board at an annual meeting of stockholders scheduled for July 1, 2002. We also publicly cautioned Liquid Audio not to enter into any agreement or take other action that would commit Liquid Audio to a major corporate transaction in advance of the stockholders meeting. You undoubtedly knew both of our solicitation and our cautionary notice to the company at the time you and Liquid Audio purported to execute your agreement.

      You should have known as well that Wilson, Sonsini, Goodrich & Rosati, who represented Liquid Audio in its negotiations with Alliance Entertainment, has represented and continues to represent musicmaker.com. In our view Wilson Sonsini's representation of Liquid Audio in the circumstances is adverse to the interests of musicmaker.com and a violation of applicable principles of professional conduct. We have so informed Wilson Sonsini, and this should have been apparent to you as well.

      We note further that the breakup fee provisions of your purported agreement unconscionably seek to penalize Liquid Audio stockholders for exercising their rights to reject your transaction and a properly constituted board of Liquid Audio for exercising its fiduciary duties to do the same.

      We therefore inform you that we do not regard your agreement with Liquid Audio as binding on the company and we will conduct ourselves accordingly.

                                    Very truly yours.

                                    /s/ James Mitarotonda
                                    ---------------------------------------
                                    James Mitarotonda
                                    President and Chief Executive Officer